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                                                                  EXHIBIT 15


                          FORM OF EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of the ____ day of ____________, 1997, by and among New Image Industries, Inc., a Delaware corporation ("New Image"), DENTSPLY International Inc., a Delaware corporation ("DENTSPLY") and Dewey F. Edmunds (the "Employee"), an individual.

                              W I T N E S S E T H:

         WHEREAS, DENTSPLY and New Image are parties to an Agreement and Plan of Merger, dated as of January __, 1997 (the "Merger Agreement") , which contemplates the merger of Image Acquisition Corp., a wholly owned subsidiary of DENTSPLY ("Merger Sub") with and into New Image pursuant to which New Image, as the surviving corporation, will become a wholly owned subsidiary of DENTSPLY (the "Merger");

         WHEREAS, the Employee presently serves as an employee of New Image pursuant to that certain letter agreement, dated May 22, 1995, between Employee and New Image (the "Current Employment Agreement");

         WHEREAS DENTSPLY and New Image desire that the Employee continue as an employee of New Image following the Effective Date (as defined below) on the terms and conditions contained in this Agreement and the Employee wishes to continue in the employ of New Image following the Effective Date on the terms and conditions contained in this Agreement;

         WHEREAS, the parties hereto desire that the Current Employment Agreement shall terminate and be superseded by this Agreement as of the Effective Date;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, DENTSPLY, New Image and the Employee, each intending to be legally bound hereby, agree as follows:

         1. EMPLOYMENT. New Image shall, and DENTSPLY shall cause New Image to, employ the Employee as an employee of New Image, and the Employee hereby accepts employment with New Image, for


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the Term (as defined in Section 3 hereof) and upon the terms and conditions contained in this Agreement.

         2.  POSITION AND DUTIES.

                  (a) During the Term, Employee shall serve as Vice President and General Manager of New Image or any entity (including a division of DENTSPLY) that succeeds to all or any substantial part of the business and operations of New Image. Employee shall be responsible for the day-to-day management and operations of New Image or any such successor entity and shall report to the Senior Vice President, Pacific Rim, Latin America, Gendex and Tulsa Dental of DENTSPLY. Employee's services shall be performed at New Image's or its successor's principal place of business, which shall be Carlsbad, California.

                  (b) Employee shall at all times devote his full business time and efforts to the performance of his duties and to promote the best interests of the Company and its Affiliates (as defined below).

         3. TERM. The term of Employee's employment pursuant to this Agreement commences on the Effective Date and ends on February 28, 1999 (the "Term"), unless sooner terminated as hereinafter provided. For purposes of this Agreement, the term "Effective Date" shall mean the date upon which Merger Sub purchases shares of New Image's common stock pursuant to the Offer (as defined in the Merger Agreement). Upon expiration of the Term, Employee shall become an at-will employee of New Image.

         4.  COMPENSATION.

                  (a) For all of the services rendered by the Employee to New Image pursuant to this Agreement, Employee shall be entitled to receive the following monetary compensation:

                             i)    New Image shall pay Employee an annual base
salary of not less than $180,000, or such larger amount as may from time to time be fixed by DENTSPLY (the "Base Salary"), payable in approximately equal installments (not less frequently than monthly) in accordance with New Image's regular payroll practices in effect from time to time. The Base Salary may be increased from time to time by action of DENTSPLY.

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                            ii)    Employee shall be entitled to bonus
compensation that is comparable (in the manner in which it is determined and with respect to the timing of payment) to that of DENTSPLY's domestic executive employees who perform duties and have responsibilities comparable to those of Employee.

                  (b) Throughout the Term, Employee shall be entitled to participate in all plans and other benefits made available by DENTSPLY generally to its domestic executive employees who perform duties and have responsibilities comparable to those of Employee, including (without limitation) benefits under any pension, profit sharing, employee stock ownership, stock option, bonus, performance stock appreciation right, management incentive, vacation (of not less than three (3) weeks each year), disability, annuity or insurance plans or programs. Employee's service to New Image prior to the Effective Date shall be credited toward the service requirements, if any, of such plans or programs. Any payments to be made to Employee under the provisions of section 6 or 7 of this Agreement shall not be diminished by any payments made or to be made to Employee or his designees pursuant to any such plan, nor shall any payments to be made to Employee or his designees pursuant to any such plan be diminished by any payment made or to be made to Employee under the provisions of section 6 or 7.

                  (c) Employee shall be eligible to participate in DENTSPLY's 1993 Stock Option Plan. Following the Effective Date, DENTSPLY management will recommend to the Compensation Committee of the DENTSPLY Board of Directors that Employee be granted options under such plan in an amount that is determined in a manner comparable to the manner in which option grants are determined for DENTSPLY's domestic executive employees who perform duties and have responsibilities comparable to those of Employee.

         5.  DISCHARGE.

                  (a) Employee may terminate this Agreement upon thirty (30) days' prior written notice delivered to New Image within thirty (30) days after the occurrence of one or more of the following events:

                             i)    failure by DENTSPLY or New Image to maintain
the duties, status and responsibilities of the Employee

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substantially consistent with those of Employee's position following the
Effective Date; or

                            ii)    a reduction in Employee's then current Base
Salary, other than any reduction implemented as part of a formal austerity program approved by the Board of Directors of DENTSPLY and applicable to all continuing employees of DENTSPLY and New Image, provided such reduction does not reduce Employee's salary by a percentage greater than the average reduction in the compensation of all employees who continue as employees of DENTSPLY and New Image during such austerity program; or

                           iii)    the failure of DENTSPLY to maintain and to
continue Employee's participation in DENTSPLY's benefit plans as in effect from time to time on a basis substantially equivalent to the participation and benefits of employees of DENTSPLY similarly situated to the Employee; or

                            iv)    a change in the location where Employee is
required to perform his services hereunder to any location that is greater than 20 miles from the current location without Employee's prior consent; or

                             v)    any substantial and uncorrected breach of
the Agreement by either DENTSPLY or New Image.

                  (b) This Agreement shall terminate as of the date of Employee's death.

                  (c) New Image may terminate the Employee's employment for Disability by giving the Employee thirty (30) days' prior written notice. For all purposes under this Agreement, "Disability" shall mean that the Employee, at the time notice is given, has been unable to substantially perform his duties under this Agreement for a period of not less than six (6) months as the result of his incapacity due to physical or mental illness, despite reasonable accommodation by New Image. In the event that the Employee resumes the performance of substantially all of his duties hereunder before the termination of his employment under this section becomes effective, the notice of termination shall automatically be deemed to have been revoked.

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         6.  PAYMENT UPON DISCHARGE.

                  (a) Upon termination of Employee's employment for whatever reason, Employee shall be entitled to receive the compensation accrued and unpaid as of the date of his termination. If (i) Employee at the time of termination is eligible to receive bonus compensation or is otherwise participating in an incentive or bonus plan maintained by DENTSPLY or New Image and (ii) a bonus or other form of incentive payment becomes payable with respect to the year in which termination of Employee's employment occurred, Employee shall be entitled to receive a pro-rata share of such bonus compensation or other incentive or bonus award based upon the number of days he is employed during the year up to the date of his termination. Such pro-rata amount shall be calculated in the usual way and paid at the usual time.

                  (b) If Employee's employment terminates upon the death of Employee, New Image shall continue payment of (i) his then current Base Salary for a period equal to the longer of the remainder of the Term or 12 months from the termination date, and (ii) his pro-rata share of any incentive or bonus payments due for the period prior to the termination date. Such payments shall be made (x) in the case of death, to Employee's designated beneficiary or, if no beneficiary has been effectively designated, then to Employee's estate, and (y) in the case of Disability, to Employee.

                  (c) If Employee's employment is terminated by the Employee under section 5(a) or by New Image for any reason other than for "Cause" (as defined below) or Employee's death, New Image shall continue to pay compensation and provide benefits to the Employee as provided in this section 6(c) for a period (the "Termination Period") beginning on the date of the termination notice and ending on the later of the second anniversary of such date or February 28, 1999, as follows:

                             i)    Compensation shall be paid to the Employee
at the rate of Base Salary in effect immediately before the termination;

                            ii)    Bonus and incentive compensation shall be
paid to the Employee in accordance with plans in which the

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Employee participated at the termination date, using the same formula and calculations as if termination had not occurred;

                           iii) Employee shall receive the benefits that
would have been accrued by the Employee during the Termination Period under any pension, profit sharing, employee stock ownership plan ("ESOP") or similar retirement plan or plans of DENTSPLY or New Image in which the Employee participated immediately before the termination (or, if not available, in lieu thereof Employee shall be compensated for such benefits), based on service the Employee would have had during the Termination Period and on the compensation (including, if applicable, bonus and incentive compensation) as determined under subsections (i) and (ii) above;

                            iv)    Employee shall receive continued coverage
during the Termination Period under all employee disability, annuity, insurance or other employee welfare benefit plans, programs or arrangements of DENTSPLY or New Image in which Employee participated immediately before the notice of termination, plus all improvements subsequent thereto (or, if not available, in lieu thereof Employee shall be compensated for such coverage).

Except as provided in section 7, payment of compensation under subsection 6(c)(i) above shall be made at the same time as payments of compensation under section 4(a), and payments of other benefits under subsection 6(c)(ii) and
(iii) shall be paid at the same time and to the same person as compensation or benefits would have been paid under the plan, program or arrangement to which they relate (after taking into account any election made by the Employee with respect to payments under such plan, program or arrangement).

         (d) In no event will New Image or DENTSPLY be obligated to continue Employee's compensation and other benefits under this Agreement if Employee's employment is terminated because of gross negligence or significant willful misconduct (i.e., conviction of misappropriation of corporate assets or heinous criminal offense) (any of the foregoing, "Cause").

         (e) In no event shall the Employee be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Employee under any of the

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provisions of this Agreement and such amounts shall not be reduced whether or not the Employee obtains other employment.

         7. CHANGE OF CONTROL. If at any time during the Term after a Change of Control (as defined below), Employee's employment is terminated by the Employee pursuant to section 5(a), or DENTSPLY or New Image terminates or gives written notice of termination to the Employee, then in lieu of the periodic payment of the amounts specified in subsections 6(c)(i), (ii) and (iii) (except as may be otherwise prohibited by law or by said plans), DENTSPLY and New Image, at the written election of Employee, shall pay to Employee within five (5) business days of such termination or notice of termination the present value of the amounts specified in subsection 6(c)(i), (ii) and (iii), discounted at the greater rate of interest then payable by Bank of America on any federally insured savings account into which Employee could deposit such amount and make immediate withdrawals therefrom without penalty, and shall provide for the remainder of the Termination Period, if any, the benefit coverage required by subsection 6(c)(iv).

         8.  PRIOR AGREEMENTS.  The Employee represents to New Image that:
(a) there are no restrictions, agreements or understandings whatsoever to which the Employee is a party or by which he is bound which would prevent or make unlawful his execution of this Agreement or his employment hereunder; (b) his execution of this Agreement and his employment hereunder do not constitute a breach of any contract, agreement or understanding, oral or written, to which he is a party or by which he is bound; (c) he is free and able to execute this Agreement and to enter into employment hereunder on the terms and subject to the conditions hereof; and (d) Employee acknowledges that this Agreement terminates and supersedes the Current Employment Agreement (except that the provisions therein relating to the immediate vesting of options upon a Change of Control shall continue in full force and effect in accordance with the terms thereof subject to Section 2.11 of the Merger Agreement).

         9.  CONFIDENTIAL INFORMATION: INVENTION ASSIGNMENT.

                  (a) The Employee shall not, directly or indirectly, at any time during the term of his employment hereunder or thereafter and without regard to when or for what reason, if any, such employment shall terminate, use or permit the use of

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any trade secret or other confidential, proprietary or other information of, or relating to, DENTSPLY, New Image or any other subsidiary or affiliate of DENTSPLY, and shall not divulge any such trade secret or information to any person, firm or corporation whatsoever, except as may be necessary in the performance of his duties of employment or as may be required by law or a final determination of any court of competent jurisdiction from which no appeal can be taken.

                  (b) All inventions, discoveries, designs, developments, ideas, computer programs and reports that are made or conceived of by the Employee in the course of his employment hereunder, whether or not patentable or copyrightable, shall be disclosed to New Image by the Employee and shall be and remain the sole property of New Image. The Employee hereby transfers and assigns all right, title, copyright and interest in such works to New Image and will, from time to time, give New Image all reasonable assistance, execute all papers and do all things that may reasonably be required to protect and preserve the rights of New Image in such works.

                  (c) The Employee represents that, in the course of performing services hereunder, he will not breach any agreement he may have with others with respect to confidential information, and will not bring to New Image or use in any way materials or documents obtained from others under an agreement of or with any restriction as to confidentiality.

         10. DEFINITIONS. Any capitalized terms used in this Agreement and not defined in this Agreement shall be given the meanings assigned to them in the Merger Agreement. Unless otherwise provided, the following terms shall have the following respective meanings:

                  (a) "Affiliate" when used with reference to any person or entity means any other person or entity directly or indirectly controlling, controlled by or under common control with the referenced person or entity. For purposes of this definition, "control" means ownership of or power to vote 50% or more of the voting stock, venture interests or other comparable participation interests in the applicable entity.

                  (b) "Change of Control" means any event by which (x) an Acquiring Person attains such status, or (y) Continuing

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Directors cease to comprise a majority of the members of the Board of Directors of DENTSPLY (the "Board"). For purposes of this definition:

                             i)    An "Acquiring Person" means any person or
group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder as in effect on the date of this Agreement (the "Exchange Act") who or which, together with all affiliates and associates (as defined in Rule 12B-2 under the Exchange Act) becomes, by way of any transaction, the beneficial owner of shares DENTSPLY, having more than 50% of the total number of votes that may be cause for the election of directors of DENTSPLY; provided that an Affiliate of DENTSPLY shall not constitute an Acquiring Person; and

                            ii)    "Continuing Director" means any member of
the Board, while such person is a member of the Board, who is not an Acquiring Person, or an Affiliate or associate of an Acquiring Person or a representative of an Acquiring Person or of any such Affiliate or associate and who (A) was a member of the Board prior to the date of this Agreement, or(B) subsequently becomes a member of the Board and whose nomination for election or election to the Board is recommended or approved by resolution of a majority of the Continuing Directors or who is included as a nominee in a proxy statement of DENTSPLY distributed when a majority of the Board consists of Continuing Directors.

         11.  MISCELLANEOUS.

                  (a) INDULGENCES, ETC. Any failure or delay on the part of any party to exercise any right, remedy, power or privilege under this Agreement will not operate as a waiver thereof, nor will any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor will any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of that right, remedy, power or privilege with respect to any other occurrence.

                  (b) NOTICES. All notices, requests, demands and other communications required or permitted under this Agreement

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must be in writing and will be deemed to have been duly given, made and received only when delivered (personally, by facsimile transmission or by courier service such as Federal Express, or by other messenger) or when deposited in the United States mails, registered or certified mail, postage prepaid, return receipt requested, addressed as set forth below:

                           i)        If to the Employee:

                                     Dewey F. Edmunds
                                     1318 Rancho Encinitas
                                     Encinitas, CA  92024

                           ii)       If to New Image:

                                     2283 Cosmos Court
                                     Carlsbad, CA  92009

                                     Attention:  Chief Executive Officer

                                     with a copy given in the manner prescribed above to:

                                     DENTSPLY International Inc.
                                     570 West College Avenue
                                     York, PA  17405

                                     Attention:  Secretary

                                     and:

                                     Morgan, Lewis & Bockius LLP
                                     One Oxford Centre
                                     Pittsburgh, PA  15219

                                     Attention:  Marlee S. Myers, Esquire

                           Any party may alter the address to which
communications or copies are to be sent by giving notice of any change of address to the other party in conformity with the provisions of this paragraph for the giving of notice.

                  (c) BINDING NATURE OF AGREEMENT; ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of New

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Image and DENTSPLY and its successors and assigns and shall be binding upon the
Employee, his heirs and legal representatives. New Image may assign this Agreement at any time to any subsidiary or parent of New Image, provided that such assignee assumes all of the obligations of New Image hereunder; the Employee may not assign this Agreement.

                  (d) EXECUTION IN COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

                  (e) PROVISIONS SEPARABLE. The provisions of this Agreement are independent of and separable from each other, and no provision will be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

                  (f) ENTIRE AGREEMENT. This Agreement contains the entire understanding between the parties hereto with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, with respect to the subject matter of this Agreement, provided that the Current Employment Agreement shall not be superseded by this Agreement and shall continue in full force and effect until the occurrence of the Effective Date. The express terms of this Agreement control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

                  (g) SECTION HEADINGS. The section headings in this Agreement are for convenience only; they form no part of this Agreement and will not affect its interpretation.

                  (h) GENDER, ETC. Words used herein, regardless of the number and gender specifically used, will be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate.

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                  (i) GOVERNING LAW.  This Agreement shall be construed
and interpreted in accordance with and governed by the laws of the State of California, other than the conflict of laws provisions of such laws.

                  (j) SURVIVAL. The provisions of Sections 8, 9, and 11 shall survive the termination of this Agreement to the extent necessary to effectuate the respective purposes of such provisions.

                           [SIGNATURES ON NEXT PAGE)

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         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.


                                     New Image Industries, Inc.


                                     By: _____________________________________
                                     Name:
                                     Title:




                                     DENTSPLY International Inc.


                                     By: _____________________________________
                                     Name:
                                     Title:



                                     EMPLOYEE:


                                     _________________________________________
                                     Dewey P. Edmunds


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